Exhibit 10.1

March 29, 2017

Cary Baker
Via e-mail

Dear Cary,

I am extremely pleased to offer you employment at RealNetworks, Inc. (“Real”, “RealNetworks”, the “Company” or “us”) as Senior Vice President and Chief Financial Officer, reporting directly to me. Your start date as a Senior Vice President at Real will be May 1, 2017. You will officially become the Chief Financial Officer of RealNetworks on May 5, 2017.

This offer is for a full-time, exempt, regular position with RealNetworks at our headquarters location in Seattle, Washington. Your responsibilities will be as directed by RealNetworks commensurate with your title. You will be paid a salary, which is equivalent on an annualized basis to $325,000.00 (subject to normal withholdings), payable semi-monthly in accordance with our normal payroll procedures. You are eligible to participate in the Executive MBO Plan with an annual target bonus equivalent to 75% of your base salary, or $243,750.00, for an annual target total cash compensation of $568,750.00 You will have an opportunity to earn more than your target bonus if you overattain the targets set forth in your Executive MBO Plan. Specific targets will be established by the Compensation Committee of our Board of Directors annually. For the 2017 plan year, your eligibility in the Executive MBO Plan will be pro-rated based on full months’ eligibility. Eligible employees hired after the first of the month will not begin pro-ration of their target bonus until the first day of the next month.

You will be eligible to receive equity awards subject to the terms of the RealNetworks 2005 Stock Incentive Plan (the “Plan”). Subject to and effective upon the commencement of your employment and the approval of the Compensation Committee, you will receive a grant of stock options for the purchase of 200,000 shares of RealNetworks common stock. These options will begin vesting on the first day of your employment and will be subject to all other provisions contained in the Plan and your stock option award agreement. These stock options will fully vest after four years of continuous employment in accordance with Real’s standard vesting practices for new employees (i.e. vesting of 25% after the first 12 months of employment and vesting of 12.5% at the expiration of each successive six months of employment). Your stock options will be granted by the Compensation Committee no later than 20 business days after your employment start date (the “Grant Date”). The exercise price of the stock options granted to you shall be equal to the fair market value of RealNetworks common stock on the Grant Date. Fair market value shall equal the closing price for a share of RealNetworks common stock on the Grant Date as reported by The NASDAQ Stock Market. Please be aware that unvested stock options are forfeited upon termination of employment, except as otherwise provided.

You will receive a sign-on bonus of $100,000.00, subject to standard withholdings, no later than the second pay date following the commencement of your employment from your start date. The sign-on bonus is subject to repayment by you in full if you voluntarily leave RealNetworks within 12 months of your start date other than for “good reason” (as hereinafter defined).

RealNetworks offers a comprehensive array of employee benefit programs. You will receive paid time off and, upon satisfying plan applicable eligibility or waiting periods, medical/ dental/vision coverage, 401(k) participation, disability and life insurance coverage, employee stock purchase plan participation and other benefits (“Benefits”) as described in the RealNetworks Employee Handbook, Benefit Plan descriptions, and RealNetworks policies. All of the Benefits are subject to change upon notice from RealNetworks.

RealNetworks recognizes that you will temporarily continue to maintain your primary residence in Northern California. For a period of up to 4 months from the start of your employment, RealNetworks will cover your travel between the Bay Area and Seattle as well as housing expenses in Seattle up to a total cap $25,000.00, inclusive of any applicable taxes, using our designated relocation/housing vendor or a mutually agreed upon provider. As appropriate, this benefit will be reported as taxable income.

Exhibit 10.1

Further, in accordance with its relocation policy and guidelines, RealNetworks will provide services directly or reimburse you via our preferred relocation vendor for all your reasonable expenses incurred in connection with relocating to Seattle, Washington no later than September 1, 2017 up to a maximum of $40,000.00, inclusive of applicable taxes. This relocation benefit shall expire on December 31, 2017. These relocation services, reimbursements, and payments may be reported as taxable income. If you voluntarily leave your employment with RealNetworks within one year of your relocation, (other than for “good reason” as defined on Exhibit A) you will be required to reimburse RealNetworks on a pro-rated basis all relocation expenses incurred by RealNetworks on your behalf. For example, if you voluntarily leave RealNetworks six months after your relocation date (other than for “good reason”), you would be responsible for repayment of 50% of all relocation expenses incurred to date.
You will be regarded as a key employee under certain federal regulations governing family and medical leave. This status will require that you work closely with us in planning should you develop a need for family or medical leave.

In the event that RealNetworks terminates your employment without “cause” or if you terminate your employment for “good reason”, and in consideration for your signing (and not revoking) a customary separation and release agreement to be provided by RealNetworks at the time of termination, RealNetworks will provide you, at its option, with either (a) a lump sum payment equal to 12 months of your then current base salary, or (b) 12 monthly payments of your then current base salary. RealNetworks will also provide you with a pro-rated bonus as described in the paragraph below. Also, RealNetworks will cover your COBRA costs for up to 12 months until the earlier of (a) 12 months or (b) you have another employer covering your health care costs. Such severance benefits are subject to the terms set forth on Exhibit A under the section titled “Release and Section 409A.”

With respect to the pro-rated bonus referenced in the preceding paragraph, it shall be deemed that your bonus for the year in question will be the greater of 30% of base salary or what you have actually earned under the bonus plan, in both cases, pro-rated based on the number of days in the year through your termination date. In addition, you will be paid your full bonus for the year prior to termination even if the termination occurs before the payment date(s) for such bonus.

You agree that in the event you wish to terminate your employment at RealNetworks other than for “good reason,” you will provide us with 90 days written notice and will continue to work fulltime for RealNetworks during that 90 day period unless RealNetworks determines that it does not need your services. You will be paid for any time actually worked.

In addition to the severance benefits offered above, in the event of a “Change in Control” (“CIC”), the Company agrees to provide you certain benefits as set forth in its Change of Control and Severance Agreement to be effective as of your start date, which agreement will be provided under separate cover (the “CIC Agreement”). In the event that your employment terminates in a qualifying termination and subject to the other conditions in the CIC Agreement, you will receive 1.5 times your regular severance plus 1 year accelerated vesting of any unvested, non-performance based stock options.

It is our policy that employees may not use or disclose confidential information or trade secrets obtained from any source or during any prior employment. RealNetworks requires employees to abide by all contractual and legal obligations they may have to prior employers or others, such as limits on disclosure of information or competition. Prior to signing this letter, you must inform us if you are subject to any such obligations that would prevent you from working at RealNetworks in your intended capacity or that would otherwise restrict you in the performance of your services to RealNetworks. Violation of this requirement may result in termination of your employment with RealNetworks. By signing this letter, you further agree that you will not bring to RealNetworks any confidential documents of another, nor disclose any confidential information of another, and that you will comply fully with these requirements.

Our employment relationship will be terminable at will, which means that either you or RealNetworks may terminate your employment at any time and for any reason or no reason, subject only to our respective obligations set forth in this letter agreement. Your right to receive payments described herein are subject to and conditioned upon your signing a valid general and complete release of all claims (except those relating to RealNetworks compensation obligations described under this letter agreement) against RealNetworks (and its related entities and persons) in a form provided by RealNetworks. Notwithstanding anything in the preceding sentence or elsewhere in this letter agreement to the contrary, the release will preserve and not release (1) your rights to indemnification from RealNetworks or its insurers with respect to any claims against you and (2) your rights pursuant to the CIC

Exhibit 10.1

Agreement in the event it is later determined that your termination occurred during a Change in Control Period (as defined in the CIC Agreement).

You represent that the execution of this letter agreement, your employment with RealNetworks, and the performance of your proposed duties to RealNetworks will not violate any agreements or obligations you may have to any former employer or third party and you are not subject to any restrictions that would prevent or limit you from carrying out your duties for RealNetworks.

This offer is contingent on (i) your providing evidence of employability as required by federal law (which includes providing RealNetworks within 3 days after your employment commences with acceptable evidence of your identity and US employment eligibility), (ii) our receiving acceptable results from any background check, credit check and/or reference check, and (iii) you signing RealNetworks' Development, Confidentiality and Noncompetition Agreement, attached hereto. You understand and agree to complete a credit, criminal, employment, and educational background check administered by RealNetworks preferred vendor in a timely manner. Further, you understand that any false information, omissions or misrepresentations of facts called for in your application or the completion of any check may result in discharge at any time during your employment.

REALNETWORKS PROVIDES EQUAL OPPORTUNITY IN EMPLOYMENT AND WILL ADMINISTER ITS POLICIES WITH REGARD TO RECRUITMENT, TRAINING, PROMOTION, TRANSFER, DEMOTION, LAYOFF, TERMINATION, COMPENSATION AND BENEFITS WITHOUT REGARD TO RACE, RELIGION, COLOR, NATIONAL ORIGIN, CITIZENSHIP, MARITAL STATUS, SEX, SEXUAL ORIENTATION, AGE, DISABILITY OR STATUS AS A DISABLED VETERAN OR VETERAN OF THE VIETNAM ERA OR ANY OTHER CHARACTERISTIC OR STATUS PROTECTED BY APPLICABLE LAW.

This letter agreement, the Development, Confidentiality and Noncompetition Agreement, the 2005 Stock Incentive Plan, the Change of Control and Severance Agreement, and your stock option award agreements contain the entire agreement between you and RealNetworks relating to your employment and supersede all prior oral and written discussion, agreements and understandings. This letter agreement may not be modified except in writing signed by both you and RealNetworks. Any disputes regarding this letter agreement or your employment with RealNetworks shall be governed by and construed in accordance with the laws of the State of Washington. If any provision of this letter agreement is deemed to be invalid or unenforceable, at RealNetworks option, the remaining terms shall continue in full force and effect.

This offer is valid until April 5, 2017, and subject to final approval of Real’s Compensation Committee and completion of checks personal references you have provided us.
We are excited about the prospect of you joining RealNetworks and look forward to working with you. Please let me know if you have questions about this offer.

Sincerely,

/s/ Rob Glaser
Rob Glaser
Chief Executive Officer
RealNetworks, Inc.

I have read and agree to the terms of employment contained in this letter agreement and the attached Development, Confidentiality and Noncompetition Agreement, which represent a full, complete and fair statement of the offer of employment made to me by RealNetworks, Inc.

Cary Baker: /s/ Cary Baker Date: April 2, 2017

Exhibit 10.1

Exhibit A

Definition of “Cause”
For purposes of this Agreement, “cause” will mean the occurrence of any of the following: 1) your conviction of, or plea of nolo contendere to, a felony involving moral turpitude (including under Federal securities laws), resulting in material harm to RealNetworks; (2) your substantial and continuing failure after written notice thereof to render services to RealNetworks in accordance with the terms or requirements of your employment for reasons other than illness or incapacity; (3) your willful misconduct, gross negligence, fraud, embezzlement, theft, willful misrepresentation or dishonesty involving RealNetworks or any of its subsidiaries, resulting in any case in material harm to RealNetworks; or (4) your violation of any confidentiality or non-competition agreements with RealNetworks or its subsidiaries, resulting in material harm to RealNetworks.
Definition of “Good Reason”
For purposes of this Agreement, “good reason” means your resignation within thirty (30) days following the expiration of any Company cure period following the occurrence of one or more of the following, without your written consent:

(1)
A material reduction in your duties, authorities or responsibilities relative to your duties, authorities or responsibilities (provided that the Company ceasing to be a publicly held corporation shall not alone be considered a material reduction); and, for the avoidance of doubt, the sale, spin-off or other divestiture of the Company’s Mobile Services, Consumer Media, ICM, Games and/or Rhapsody businesses, will not be considered to be a material reduction in your duties, authorities or responsibilities;

(2)
A material reduction in your annual base compensation, provided that one or more reductions totaling ten percent (10%) or less in any two-year period will not constitute a material reduction under this clause (2), and provided further that one or more reductions totaling more than ten percent (10%) in any two-year period, will constitute a material reduction under this clause (ii);

(3)
A material reduction in your annual target bonus opportunity, provided that one or more reductions totaling twenty five percent (25%) or less in any two-year period, will not constitute a material reduction under this clause (3), and provided further that one or more reductions totaling more than twenty five percent (25%) in any two-year period will constitute a material reduction under this clause (3); and

(4)
A material change in the geographic location at which you must perform services; provided, however, that any requirement of the Company that you be based anywhere within fifty (50) miles from your primary office location as of the date of this Agreement or within fifty (50) miles from your principal residence will not constitute a material change under this clause (4).

You will not resign for “good reason” without first providing the Company with written notice within ninety (90) days of the event that you believe constitutes “good reason” specifically identifying the acts or omissions constituting the grounds for “good reason” and a reasonable cure period of not less than thirty (30) days following the date of such notice.
Release and Section 409A
The receipt of any severance benefits pursuant to this letter agreement will be subject to your signing and not revoking a release of any and all claims, in a reasonable form prescribed by RealNetworks (the “Release”) and provided that the Release becomes effective and irrevocable no later than 60 days following the termination date (the “Release Deadline Date”). If the Release does not become effective and irrevocable by the Release Deadline Date, you will forfeit any rights to severance benefits under this letter agreement. No severance benefits will be paid or provided until the Release becomes effective and irrevocable. Upon the Release becoming effective, the salary severance benefit described in this letter agreement will be payable to you in a lump sum without interest on the first payroll date after the Release Deadline Date, but not later than March 15th of the year following the year of your termination of employment, subject to the terms set forth below.
(i)    Notwithstanding anything to the contrary in this letter agreement, no severance pay or benefits to be paid or provided to you, if any, pursuant to this letter agreement that, when considered together with any other severance

Exhibit 10.1

payments or separation benefits, are considered deferred compensation under Section 409A of the Internal Revenue Code of 1986, as amended, and the final regulations and any guidance promulgated thereunder (“Section 409A”) (together, the “Deferred Payments”) will be paid or otherwise provided until you have a “separation from service” within the meaning of Section 409A. Similarly, no severance payable to you, if any, pursuant to this letter agreement that otherwise would be exempt from Section 409A pursuant to Treasury Regulation Section 1.409A 1(b)(9) will be payable until you have a “separation from service” within the meaning of Section 409A.
(ii)    It is intended that none of the severance payments under this letter agreement will constitute Deferred Payments but rather will be exempt from Section 409A as a payment that would fall within the “short-term deferral period” as set forth in Section 1.409A-1(b)(4) of the Treasury Regulations or resulting from an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that does not exceed the Section 409A Limit (as defined below). In no event will you have discretion to determine the taxable year of payment of any Deferred Payment. Any severance payments under this letter agreement that would be considered Deferred Payments will be paid on the Release Deadline Date, or if later, such time as required by clause (iii) below. For purposes of this letter agreement, “Section 409A Limit” means two times the lesser of: (A) your annualized compensation based upon the annual rate of pay paid to you during your taxable year preceding your taxable year of your termination of employment as determined under, and with such adjustments as are set forth in, Treasury Regulation 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (B) the maximum amount that may be taken into account under a qualified plan pursuant to Internal Revenue Code Section 401(a)(17) for the year in which your employment is terminated.
(iii)    Notwithstanding anything to the contrary in this letter agreement, if you are a “specified employee” within the meaning of Section 409A at the time of your separation from service (other than due to death), then the Deferred Payments, if any, that are payable within the first six months following your separation from service, will become payable on the date that is six months and one day following the date of your separation from service. All subsequent Deferred Payments, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, in the event of your death following your separation from service, but before the six month anniversary of the separation from service, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of your death and all other Deferred Payments will be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment and benefit payable under this letter agreement is intended to constitute a separate payment under Section 1.409A-2(b)(2) of the Treasury Regulations.
(iv) The foregoing provisions are intended to comply with or be exempt from the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply or be exempt. RealNetworks and you agree to work together in good faith to consider amendments to this letter agreement and to take such reasonable actions that are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition before actual payment to you under Section 409A. In no event will RealNetworks reimburse you for any taxes that may be imposed on you as result of Section 409A.